Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch, Esq.
(202) 419-8416
clynch@stradley.com

April 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	GuideStone Funds
File Nos. 333-53432 and 811-10263

Dear Ms. Marquigny:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on April 17, 2019, with regard to Post-Effective Amendment No. 76 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

1) Comment:  The SEC Staff takes the position that fee tables and expense examples are material and should not be added to the 485(b) filing without Staff review; please provide as EDGAR correspondence the completed fee tables and expense examples for each Fund at least five days prior to the effective date.

Response:  The Registrant has included the completed fee tables and expense examples as an attachment to this filing.

2) Comment:  Please revise the footnote to the expense tables of the MyDestination Funds to clarify which expenses are excluded from the waiver (e.g., 12b-1 fees, expenses from dividends on short sales, extraordinary expenses, etc.).  Please also clarify whether those exclusions apply to both classes or just to the Investor Class.

Response:  Only extraordinary expenses are excluded from the waiver, which applies to both classes.  The Registrant has updated the footnote as follows:

The Adviser has agreed to waive fees and/or reimburse expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class ~~(excluding extraordinary expenses)~~. This contractual waiver and reimbursement applies to Fund operating expenses only and~~, should it be needed,~~ will remain in place until April 30, 2020.

3) Comment:  Please delete the phrase “should it be needed” from the footnote to the expense tables of the MyDestination Funds given that the fee waiver is contractual rather than voluntary.

Response:  The applicable disclosure has been deleted.

4) Comment:  Please revise the phrase “during the year in which repayment will be made” in the footnote to the expense tables of the MyDestination Funds and any other footnote with the same disclosure to clarify that the rolling recoupment period is limited to the 36 months beginning on the date an expense was waived or reimbursed.

Response:  The referenced disclosure has been revised as follows:

If expenses fall below the levels noted above within three years after the Adviser has made such a waiver or reimbursement, the Fund may repay the Adviser so long as the repayment does not cause the Fund to exceed its expense limitation in place on the date in which the expenses were incurred or waived~~, or during the year in which the repayment would be made, whichever is lower~~.

U.S. Securities and Exchange Commission

5) Comment:  With respect to the MyDestination 2015 Fund, please add principal investment strategy disclosure specifically stating that the Fund may invest in mortgage-backed securities comprised of subprime mortgages, define the term “subprime,” and describe the extent to which the Fund invests in them.  This comment applies to all Funds that list mortgage- and asset-backed securities as a principal investment risk.

Response:  The Registrant respectfully declines to add subprime mortgages to the principal investment strategy section of the Funds that invest in mortgage- and asset-backed securities (which include the Target Date Funds, Asset Allocation Funds, and the following Select Funds: Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fun, Global Bond Fund, and Strategic Alternatives Fund).  The Registrant notes that while investments in mortgage- and asset-backed securities are a principal investment strategy of each Fund listed above, and are disclosed as such, investments in subprime mortgages are not.  Currently none of the Funds has more than 0.79% of its net assets invested in securities backed by subprime mortgages.  However, because such limited exposure is possible, the Registrant thinks it is useful to investors to include reference to subprime mortgages in the mortgage- and asset-backed securities risk disclosure.  The Registrant notes that the term “subprime” is already defined in “mortgage- and asset-backed securities risk” as “loans made to . . . borrowers with blemished credit histories.”

6) Comment:  With respect to the Balanced Allocation Fund, please add narrative disclosure to the Fund’s Item 4 principal investment strategies summary affirmatively stating that the Fund expects to invest at least 25% of its net assets in fixed-income senior securities and 25% of its net assets in equities.  (See “Investment Company Names,” Release No. IC-24828, at footnote 42 (Jan. 17, 2001)).

Response:  The Registrant notes supplementally that the term “balanced” in a fund’s name does not subject the fund to the requirements of Rule 35d-1 under the 1940 Act, but acknowledges that it is the Staff’s position that such a fund should invest at least 25% of its assets in fixed income securities and at least 25% of its assets in equities.  (See “Investment Company Names,” Release No. IC-24828, at footnote 42 (Jan. 17, 2001)).  The Registrant believes that the table set forth under the “Principal Investment Strategies” in the Fund’s Summary clearly and adequately discloses to investors that the Fund’s fixed income exposure is normally expected to be 35-60% of the Fund’s assets, and that the Fund’s equity exposure is normally expected to be 40-65% of the Fund’s assets.  Accordingly, the Registrant believes that an additional statement regarding the Fund’s expectation to allocate at least 25% of its assets in fixed-income investments and at least 25% of its assets to equities, each of which is significantly below the stated range, may potentially be confusing to investors.  As a result, the Registrant respectfully declines to add the requested statement.

7) Comment:  With respect to the Aggressive Allocation Fund, please disclose whether the Fund is managed to any duration or maturity.

U.S. Securities and Exchange Commission

Response:  The Registrant confirms that the Fund is not managed to any particular duration or maturity.

8) Comment:  Under “Non-Investment Grade Securities Risk,” please consider using the term “below-investment grade” instead of “non-investment grade” in describing junk bonds to avoid investor confusion.

Response:  The Registrant has changed “non-investment grade” to “below-investment grade” as applicable.

9) Comment:  With respect to the Global Bond Fund, the SAI states that the Fund “may invest up to 70% of its assets in fixed-income securities that are rated below investment grade or that are unrated but deemed equivalent to those rated below investment grade by a Sub-Adviser.”  Please add this disclosure to the Fund’s Principal Investment Strategies.

Response:  The Registrant notes that the requested disclosure already appears in the fifth bullet under Principal Investment Strategies on page 75 of the Prospectus: “The Fund may invest up to 70% of its assets in U.S. and non-U.S. . . . below-investment grade securities . . . .”

10) Comment:  The footnote to the Fees and Expenses Table of the Strategic Alternatives Fund states that management fees have been restated to reflect the estimated fee for the current fiscal year.  As the Fund has had more than a year of operations, please either delete this footnote or explain why management fees have been restated.  This comment applies to all Funds that include this footnote that have had more than a year of operations.

Response:  This footnote appears in the fee tables for the Strategic Alternatives Fund, Value Equity Fund, International Equity Fund, and Emerging Markets Equity Fund because each Fund had a change in sub-advisers and an accompanying change in management fee.

11) Comment: The first sentence of “Special Situations Risk” under “Principal Investment Risks” for the Strategic Alternatives Fund states, “The Fund may seek to benefit from ‘special situations,’ such as mergers, consolidations, bankruptcies, liquidations, reorganizations, restructurings, tender or exchange offers or other unusual events expected to affect a particular issuer.”  Please consider moving this sentence to the Fund’s strategy summary where the information may be more useful to investors.

Response:  The Registrant has moved the disclosure as requested.

12) Comment:  In several of the Average Annual Total Return Tables, the first footnote states the respective Fund’s inception date.  Consider moving the inception date to the “Since Inception” column title and deleting the footnote.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully declines to make this change to maintain consistency of formatting throughout the Prospectus.

13) Comment:  In previous years the fee table for the Defensive Market Strategies Fund disclosed the following contractual waiver: “The Adviser and/or its affiliates have agreed to waive shareholder service fees attributable to the Fund’s investment of cash balances in the GuideStone Funds Money Market Fund through April 30, 2019.”  Was this disclosure removed because the fee waiver no longer applies?  Please confirm or revise as appropriate.

Response:  The Registrant confirms that the fee waiver no longer applies.

14) Comment:  As all principal investment strategies must be stated with specificity, please delete the phrase “such as” in the second sentence of the sixth bullet point under the “Principal Investment Strategies” section for the Defensive Markets Strategies Fund.

Response:  The Registrant has changed the phrase “such as” to “including.”

15) Comment:  For purposes of the Equity Index Fund’s 80% investment policy pursuant to Rule 35d-1, please confirm that derivatives are calculated at notional value.

Response:  The Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances.  Notwithstanding the foregoing, the Registrant historically has not used, and currently does not intend to use, the type of derivatives instruments where such treatment would be appropriate.  Accordingly, the Registrant confirms that derivatives that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy.

16) Comment:  With respect to the Equity Index Fund, there does not appear to be language in the strategy summary that gives rise to real estate investment trust risk.  If real estate investment trusts are part of the Fund’s principal investment strategy, please add language reflecting that in the strategy summary.  If they are not, please remove this risk language from Item 4 and Item 9.

Response:  The applicable disclosure has been added to the Fund’s Principal Investment Strategies.

17) Comment:  Where “small-capitalization,” “medium-capitalization,” and “large-capitalization” companies are mentioned in a Fund’s principal investment strategies, please provide the capitalization range.

Response:  The Registrant has added the disclosure as requested.

U.S. Securities and Exchange Commission

18) Comment:  The first sentence under the “Principal Investment Strategies” for the Growth Equity Fund states “The Fund invests mainly (at least, and typically more than  80% of its net assets, plus borrowings for investment purposes, if any) in equity securities, which can include stock, stock futures, rights, warrants or securities convertible into stock,” which indicates that the Fund counts equity futures as equities for purposes of its 80% calculation.  If equity futures are a principal investment strategy, please clarify how these derivatives would be valued for the purposes of that calculation and provide a corresponding discussion of the risks associated with these types of instruments.

Response:  Please see the response to Comment 15 above.  Also, the Registrant notes that “Futures and Options Risk” is already included as a Principal Investment Risk.

19) Comment:  Given that the Growth Equity Fund’s Investment Objective states that any income received is incidental to this objective, please consider whether portfolio lending to earn additional income is appropriately included as a principal investment strategy.

Response:  Portfolio lending is not a principal investment strategy for the Fund, and therefore, the applicable disclosure has been deleted from the Fund’s Principal Investment Strategies.

20) Comment:  The “Principal Investment Strategies” section for the Growth Equity Fund only references ADRs, but the corresponding “Depositary Receipts Risk” is much broader.  If any of the instruments referenced in “Depositary Receipts Risk” are principal to the Fund’s investment strategies, please add them to the “Principal Investment Strategies” section in Items 4 and 9.  If not, please tailor the risk more narrowly.

Response:  The Registrant has deleted references to European Depositary Receipts and Global Depositary Receipts from Depositary Receipts Risk.

21) Comment:  The Staff notes that “Quantitative Strategies Risk” is listed as principal investment risk for the Small Cap Equity Fund; however, the principal investment strategies summary describing the sub-adviser’s quantitative analysis is not significantly different from the language in the Growth Equity Fund’s strategy summary, and the Growth Equity Fund risk summary does not include this risk.  Please revise and reconcile this disclosure.  Please note that the Emerging Market Equity Fund includes similar disclosure that may need to be revised as well.

Response:  The Registrant notes that the principal investment strategies disclosure for the Growth Equity Fund has been revised to remove “quantitative analysis” as a method each sub-adviser uses to select securities.  Quantitative analysis is a principal investment strategy of the Emerging Market Equity Fund, so that risk will be retained in the Fund’s risk summary.

U.S. Securities and Exchange Commission

22) Comment:  Please revise the preamble to the International Equity Index Fund’s Expense Example to state that the example shows the impact of fee waivers or reimbursements only in the first year and is calculated assuming unwaived total fund operating expenses for other years.  Please revise any other applicable preambles.

Response:  The Registrant has revised the disclosure as requested.

23) Comment:  If the short sale expenses mentioned in the footnote to the International Equity Index Fund’s expense table are not included in “Other expenses,” please separately disclose them as a subcaption to “Other expenses” or as a standalone first tier fee table line item.

Response:  The Registrant notes that “expenses incurred in connection with the short sales of securities” are referenced in the International Equity Fund’s fee waiver agreement as an exclusion from the contractual fee waiver.  The language of the footnote tracks the language of the fee waiver agreement.  However, short sales are not a principal investment strategy of the International Equity Index Fund, and the Fund has not incurred short sale expenses to an extent requiring disclosure in the fee table.  Therefore, the Registrant respectfully declines to add the requested line item.

24) Comment:  Given that the information identified in the section “Additional Investment & Risk Information” is specifically identified as “in addition to principal investment strategies and risks listed in each Fund Summary,” please consider whether this material is more appropriate in the SAI.

Response:  General Instruction C(3)(b) to Form N-1A states, “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  Therefore, the Registrant respectfully declines to remove this section from the Prospectus.

25) Comment:  Please update the Brexit disclosure under “Recent Market Conditions” as appropriate.

Response:  The Registrant has updated the disclosure as requested.  The applicable sentence now states:

The United Kingdom has not yet ratified the withdrawal agreement, and the United Kingdom’s withdrawal from the EU has been delayed.

Statement of Additional Information

U.S. Securities and Exchange Commission

26) Comment:  In the “Investment Restrictions” section, the last paragraph, which describes the concentration policy applicable to each Fund, states that the Funds do not consider municipal securities when determining whether the Fund is concentrated in a specific industry.  It is not clear which municipal securities would be counted for concentration purposes and how.  Why would a particular security be excluded or included?  Under what circumstances would a non-governmental issuer issue a municipal security?

Response:  As stated under “Investment Restrictions,” no Fund may purchase securities which would cause 25% or more of the Fund’s assets to be invested in securities of one or more issuers conducting their principal activities in the same industry.  For purposes of this investment restriction, municipal securities are not considered to be an “industry,” and therefore, a Fund may purchase securities that would cause 25% or more of the Fund’s assets to be invested in municipal securities generally, or in one municipal issuer specifically.

Revenue bonds, which are one type of municipal security, are not backed by a municipal issuer’s taxing power, but by revenues from a specific project or source.  Some revenue bonds are “conduit” revenue bonds.  Conduit revenue bonds are issued by a municipal issuer on behalf of a private entity, such as a non-profit college or hospital.  These “conduit” borrowers typically agree to repay the municipal issuer, who pays the interest and principal on the bonds.  In this way, “conduit” revenue bonds may be thought of as being issued by a non-governmental issuer (the non-profit college or hospital), even though they are actually issued by a municipal issuer.  (See “ Investor Bulletin: Municipal Bonds – An Overview,” SEC’s Offices of Investor Education and Advocacy and Municipal Securities (Feb. 1, 2018)).

The Registrant has amended the sentence which refers to securities issued by a non-governmental issuer as follows:

Solely for purposes of this restriction, the Funds treat securities the interest on which is excludable from gross income for federal income tax purposes that are issued by a non-governmental issuer (such as conduit revenue bonds) as being part of the industry of which that issuer is a part, and thus subject to that restriction.

27) Comment:  With respect to David McMillan the Trustee table, please confirm that the dates in the second and fifth column are accurate.  Please clarify that Mr. McMillan’s position as a Trustee on the Board of GuideStone Financial Resources is a separate and distinct position from his position with the Registrant.

Response:  The Registrant confirms that the dates in the second and fifth columns are accurate, and that Mr. McMillan’s position on the Board of GuideStone Financial Resources was separate and distinct from his position on the Board of the Registrant (i.e.,

U.S. Securities and Exchange Commission

GuideStone Funds).  GuideStone Financial Resources is an affiliate of the Registrant’s investment adviser.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416, or Jessica L. Rickman at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:	Melanie Childers
Matthew A. Wolfe, Esquire
Jessica L. Rickman, Esquire

GuideStone Funds MyDestination 2015 Fund

Institutional GMTYX
Investor GMTZX

Investment Objective

The MyDestination 2015 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2015 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.05%	0.29%
Acquired fund fees and expenses[1]	0.43%	0.43%
Total annual Fund operating expenses	0.58%	0.82%
Fee waiver[2]	(0.08)%	(0.07)%
Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund's asset class allocations and, therefore, its investments among the Select Funds and other investments.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$178	$ 255
5 Years	$316	$ 448
10 Years	$718	$1,007

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 32% of the average value of its portfolio.

4 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2025 Fund

Institutional GMWYX
Investor GMWZX

Investment Objective

The MyDestination 2025 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2025 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.28%
Acquired fund fees and expenses[1]	0.41%	0.41%
Total annual Fund operating expenses	0.54%	0.79%
Fee waiver[2]	(0.04)%	(0.04)%
Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund's asset class allocations and, therefore, its investments among the Select Funds and other investments.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$169	$248
5 Years	$298	$435
10 Years	$673	$974

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 37% of the average value of its portfolio.

GuideStone Funds Prospectus | 11

GuideStone Funds MyDestination 2035 Fund

Institutional GMHYX
Investor GMHZX

Investment Objective

The MyDestination 2035 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2035 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.04%	0.29%
Acquired fund fees and expenses[1]	0.36%	0.36%
Total annual Fund operating expenses	0.50%	0.75%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund's asset class allocations and, therefore, its investments among the Select Funds and other investments.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$160	$240
5 Years	$280	$417
10 Years	$628	$930

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 50% of the average value of its portfolio.

18 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2045 Fund

Institutional GMYYX
Investor GMFZX

Investment Objective

The MyDestination 2045 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2045 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.05%	0.30%
Acquired fund fees and expenses[1]	0.35%	0.35%
Total annual Fund operating expenses	0.50%	0.75%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund's asset class allocations and, therefore, its investments among the Select Funds and other investments.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$160	$240
5 Years	$280	$417
10 Years	$628	$930

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 58% of the average value of its portfolio.

GuideStone Funds Prospectus | 25

GuideStone Funds Conservative Allocation Fund

Institutional GCAYX
Investor GFIZX

Investment Objective

The Conservative Allocation Fund seeks current income and modest capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Conservative Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.07%	0.30%
Acquired fund fees and expenses	0.52%	0.52%
Total annual Fund operating expenses	0.69%	0.92%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 70	$ 94
3 Years	$221	$ 293
5 Years	$384	$ 509
10 Years	$859	$1,131

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 12% of the average value of its portfolio.

GuideStone Funds Prospectus | 39

GuideStone Funds Balanced Allocation Fund

Institutional GBAYX
Investor GGIZX

Investment Objective

The Balanced Allocation Fund seeks moderate capital appreciation with current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Balanced Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.28%
Acquired fund fees and expenses[1]	0.63%	0.63%
Total annual Fund operating expenses	0.76%	1.01%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund's asset class allocations and, therefore, its investments among the Select Funds and other investments.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 78	$ 103
3 Years	$243	$ 322
5 Years	$422	$ 558
10 Years	$942	$1,236

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 13% of the average value of its portfolio.

GuideStone Funds Prospectus | 45

GuideStone Funds Growth Allocation Fund

Institutional GGRYX
Investor GCOZX

Investment Objective

The Growth Allocation Fund seeks capital appreciation with modest current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Growth Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.28%
Acquired fund fees and expenses	0.74%	0.74%
Total annual Fund operating expenses	0.87%	1.12%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 89	$ 114
3 Years	$ 278	$ 356
5 Years	$ 482	$ 617
10 Years	$1,073	$1,363

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 9% of the average value of its portfolio.

GuideStone Funds Prospectus | 51

GuideStone Funds Aggressive Allocation Fund

Institutional GAGYX
Investor GGBZX

Investment Objective

The Aggressive Allocation Fund seeks capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Aggressive Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.04%	0.28%
Acquired fund fees and expenses	0.83%	0.83%
Total annual Fund operating expenses	0.97%	1.21%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 99	$ 123
3 Years	$ 309	$ 384
5 Years	$ 536	$ 665
10 Years	$1,190	$1,466

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 9% of the average value of its portfolio.

56 | GuideStone Funds Prospectus

GuideStone Funds Money Market Fund

Institutional GMYXX
Investor GMZXX

Investment Objective

The Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and liquidity, and the maintenance of a stable per share price of $1.00.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Money Market Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.11%	0.11%
Other expenses	0.04%	0.29%
Total annual Fund operating expenses	0.15%	0.40%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 15	$ 41
3 Years	$ 48	$128
5 Years	$ 85	$224
10 Years	$192	$505

GuideStone Funds Prospectus | 61

GuideStone Funds Low-Duration Bond Fund

Institutional GLDYX
Investor GLDZX

Investment Objective

The Low-Duration Bond Fund seeks current income consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Low-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.30%	0.30%
Other expenses	0.05%	0.31%
Total annual Fund operating expenses	0.35%	0.61%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 36	$ 62
3 Years	$113	$195
5 Years	$197	$340
10 Years	$443	$762

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 513% of the average value of its portfolio.

GuideStone Funds Prospectus | 65

GuideStone Funds Medium-Duration Bond Fund

Institutional GMDYX
Investor GMDZX

Investment Objective

The Medium-Duration Bond Fund seeks maximum total return consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Medium-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.32%	0.32%
Other expenses	0.06%	0.33%
Acquired fund fees and expenses[1]	0.01%	0.01%
Total annual Fund operating expenses	0.39%	0.66%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on a change to the Fund's investment of cash balances to the Institutional Class of the GuideStone Funds Money Market Fund.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 40	$ 67
3 Years	$125	$211
5 Years	$219	$368
10 Years	$493	$822

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 431% of the average value of its portfolio.

GuideStone Funds Prospectus | 71

GuideStone Funds Extended-Duration Bond Fund

Institutional GEDYX
Investor GEDZX

Investment Objective

The Extended-Duration Bond Fund seeks maximum total return consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Extended-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.48%	0.48%
Other expenses	0.08%	0.35%
Total annual Fund operating expenses	0.56%	0.83%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 57	$ 85
3 Years	$179	$ 265
5 Years	$313	$ 460
10 Years	$701	$1,025

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 45% of the average value of its portfolio.

GuideStone Funds Prospectus | 77

GuideStone Funds Global Bond Fund

Institutional GGBEX
Investor GGBFX

Investment Objective

The Global Bond Fund seeks to maximize total return through capital gains and current income while preserving principal value.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Global Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.48%	0.48%
Other expenses	0.07%	0.34%
Acquired fund fees and expenses[1]	0.01%	0.01%
Total annual Fund operating expenses	0.56%	0.83%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on a change to the Fund's investment of cash balances to the Institutional Class of the GuideStone Funds Money Market Fund.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 57	$ 85
3 Years	$179	$ 265
5 Years	$313	$ 460
10 Years	$701	$1,025

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 23% of the average value of its portfolio.

GuideStone Funds Prospectus | 83

GuideStone Funds Strategic Alternatives Fund

Institutional GFSYX
Investor GFSZX

Investment Objective

The Strategic Alternatives Fund seeks absolute returns with both lower volatility than and low correlation with traditional equity and fixed-income markets.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Strategic Alternatives Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.87%	0.87%
Other expenses	0.06%	0.41%
Dividend or interest expense on short sales	0.09%	0.09%
Acquired fund fees and expenses[1]	0.01%	0.01%
Total annual Fund operating expenses	1.03%	1.38%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on a change to the Fund's investment of cash balances to the Institutional Class of the GuideStone Funds Money Market Fund.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 105	$ 140
3 Years	$ 328	$ 437
5 Years	$ 569	$ 755
10 Years	$1,259	$1,657

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 172% of the average value of its portfolio.

GuideStone Funds Prospectus | 89

GuideStone Funds International Equity Index Fund

Institutional GIIYX

Investment Objective

The International Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the MSCI Europe, Australasia and Far East Index ("MSCI EAFE Index").

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the International Equity Index Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class
Management fee	0.11%
Other expenses	0.16%
Acquired fund fees and expenses[1]	0.01%
Total annual Fund operating expenses	0.28%
Fee waiver[2]	(0.05)%
Total annual Fund operating expenses (after fee waiver)	0.23%

[1] Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on a change to the Fund's investment of cash balances to the Institutional Class of the GuideStone Funds Money Market Fund.

[2] The Adviser has agreed to waive fees and/or reimburse expenses to the extent needed to limit total annual operating expenses (before expense payments by broker-dealers and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses incurred in connection with the short sales of securities) to 0.22%. This contractual waiver and reimbursement applies to Fund operating expenses only and will remain in place until April 30, 2020. If expenses fall below the levels noted above within three years after the Adviser has made such a waiver or reimbursement, the Fund may repay the Adviser so long as the repayment does not cause the Fund to exceed its expense limitation in place on the date in which the expenses were incurred or waived. The contractual waivers and reimbursement can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class
1 Year	$ 24
3 Years	$ 85
5 Years	$152
10 Years	$351

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 4% of the average value of its portfolio.

GuideStone Funds Prospectus | 1

GuideStone Funds Emerging Markets Equity Fund

Institutional GEMYX
Investor GEMZX

Investment Objective

The Emerging Markets Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Emerging Markets Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee[1]	0.91%	0.91%
Other expenses	0.32%	0.63%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	1.24%	1.55%
Fee repayment[2]	0.04%	0.02%
Total annual Fund operating expenses (after fee repayment)	1.28%	1.57%

[1] The management fee has been restated to reflect the estimated fee for the current fiscal year.

[2] The Adviser has agreed to waive fees and/or reimburse expenses to the extent needed to limit total annual operating expenses (before expense payments by broker-dealers and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses incurred in connection with the short sales of securities) to 1.32% for the Institutional Class and 1.57% for the Investor Class. This contractual waiver and reimbursement applies to Fund operating expenses only and will remain in place until April 30, 2020. If expenses fall below the levels noted above within three years after the Adviser has made such a waiver or reimbursement, the Fund may repay the Adviser so long as the repayment does not cause the Fund to exceed its expense limitation in place on the date in which the expenses were incurred or waived. The contractual waivers and reimbursement can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 130	$ 160
3 Years	$ 397	$ 491
5 Years	$ 685	$ 847
10 Years	$1,503	$1,847

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 155% of the average value of its portfolio.

GuideStone Funds Prospectus | 1